FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


               For the month of February 2004 (February 11, 2004)

                          THE NEWS CORPORATION LIMITED
--------------------------------------------------------------------------------
                              (Name of Registrant)



             2 Holt Street, Sydney, New South Wales, 2010, Australia
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F X                        Form 40-F
                               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                                No  X
                          --------                          -----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes                                No  X
                           --------                          ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                                No  X
                           --------                          -----------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
                                                   --------------

Annexed hereto are copies of announcements by The News Corporation Limited ("News Corporation") of its financial results for the quarter ended December 31, 2003 in Australian and U.S. dollars.

Such announcements were filed with the Australian Stock Exchange and released in New York on February 11, 2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          THE NEWS CORPORATION LIMITED



Date:    February 11, 2004                  By:   /s/ Arthur M. Siskind
                                                  --------------------------
                                                   Arthur M. Siskind
                                                   Director

                                                    EXHIBIT INDEX



Exhibit                                                   Page No. in Sequential
-------                                                   ----------------------
                                                             Numbering System
                                                             ----------------

A.       Announcement made by News Corporation                         5
         of its financial results in Australian dollars for the quarter ended December 31, 2003.

B.       Announcement made by News Corporation                         23
         of its financial results in U.S. dollars for the quarter ended December 31, 2003.

                                    EXHIBIT A
                                    ---------
 EARNINGS RELEASE FOR THE QUARTER ENDED 31 DECEMBER, 2003 IN AUSTRALIAN DOLLARS

                NEWS CORPORATION REPORTS SECOND QUARTER OPERATING
              INCOME OF A$1.1 BILLION ON REVENUES OF A$7.9 BILLION

               NET PROFIT BEFORE OTHER ITEMS OF A$575; NET PROFIT
                         INCREASES 17% TO A$501 MILLION


QUARTER HIGHLIGHTS

o Strong revenue growth across all major cable channels substantially drives up Cable Network Programming operating income.
o Television segment operating income up slightly on a US$ basis as strong advertising demand for the broadcast network's sports schedule and STAR's growing profitability offset tough political advertising comparisons at the station group; Market share at stations group up nearly a full percentage point.
o Filmed Entertainment operating income on a US$ basis in line with a year ago as robust home entertainment sales of film and television titles match prior-year success of Ice Age.
o All print businesses report higher earnings on a US$ basis led by advertising and circulation revenue gains in U.K. and Australian newspapers, increased page volume at free-standing inserts and several leading titles at HarperCollins.
o BSkyB's operating profit more than doubles on revenue growth of 17%, primarily from a 10% increase in the DTH subscriber base, now exceeding 7.2 million.
o Completed acquisition of 34% interest in Hughes Electronics, including leading DTH provider DIRECTV.

SYDNEY, 12 February, 2004 - The News Corporation Limited (ASX: NCP, NCPDP) today reported second quarter consolidated revenues of A$7.9 billion, a 6% decrease over the A$8.4 billion in the prior year, and consolidated operating income of A$1.1 billion, down 19% over the A$1.3 billion a year ago. The year-on-year declines were primarily a result of the unfavourable impact of the strong Australian dollar. On a US$ basis revenues increased 19% and operating income increased 4% driven by double-digit increases at the Cable Network Programming, Newspaper and Book Publishing segments.

Net profit for the fiscal second quarter was A$501 million, an increase of A$71 million over the A$430 million reported in the second quarter a year ago. Net profit before other items was A$575 million, in line with the A$576 million reported in the prior year.


Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

     "This past quarter saw the Company achieve significant operational and strategic gains. Operationally, we recorded our eighth consecutive quarter of operating income growth, led by double-digit gains at our cable networks, newspapers and book publishing segments, and strong performances from our filmed entertainment and television segments despite difficult comparisons to prior year results. All of our key assets are performing well, including the television network, which after a difficult start to the broadcast season has once again reclaimed ratings momentum and is now strongly competitive in the key 18-49 demographic.

     "Strategically, we have continued to expand our global distribution capabilities with the acquisition of our interest in DirecTV and the rapid growth at SKY Italia. We are looking forward to the unique opportunities these businesses provide us as we position ourselves for continued strong growth in the years to come."



Management Review of Performance

The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the three and six months ended 31 December are attached. The following commentary is made in respect of those statements, including an analysis of certain information contained therein.

Net Profit Attributable to Members of the Parent Entity

The reported net profit attributable to members of the parent entity consisted of the following items:

                                                       3 Months Ended                 6 Months Ended
                                                        31 December,                   31 December,
                                                    2003           2002            2003           2002
                                                -------------- --------------  -------------- --------------
                                                          A$ Millions (except per share amounts)

Revenue                                         $     7,899    $      8,420    $    14,980    $    15,351
                                                -------------- --------------  -------------- --------------

Operating income                                      1,069           1,313          2,164          2,309

Associated entities before other items                   68             (69)           155           (243)
Interest expense, net                                  (154)           (207)          (327)          (432)
Exchangeable securities expense                         (27)            (23)           (55)           (46)
                                                -------------- --------------  -------------- --------------

Profit before income tax expense, outside
   equity interest and other items                      956           1,014          1,937          1,588
Income tax expense                                     (306)           (322)          (609)          (500)
Outside equity interest                                 (75)           (116)          (164)          (217)
                                                -------------- --------------  -------------- --------------
Net profit before other items                           575             576          1,164            871
                                                -------------- --------------  -------------- --------------

Other items, net of tax and outside equity interest:
            Group                                       (49)            (25)             6            (25)
            Associated entities                         (25)           (121)           (25)          (121)
                                                -------------- --------------  -------------- --------------
Total other items                                       (74)           (146)           (19)          (146)
                                                -------------- --------------  -------------- --------------

Net profit attributable to members of the
      parent entity                             $       501    $        430    $     1,145    $       725
                                                ============== ==============  ============== ==============
Earnings per share (diluted) on net profit
      before other items, net                   $      0.107   $       0.110   $      0.219   $      0.165
                                                ============== ==============  ============== ==============
Weighted average number of shares outstanding
      in millions (diluted)                           5,354           5,146          5,300          5,137
                                                ============== ==============  ============== ==============

The following commentary discusses the major components of these results.




Consolidated Operating Income                          3 Months Ended                 6 Months Ended
                                                        31 December,                   31 December,
                                                    2003           2002            2003           2002
                                                -------------- --------------  -------------- --------------
                                                        A$ Millions                    A$ Millions

Filmed Entertainment                            $       351    $        460    $       850    $       641
Television                                              236             296            509            639
Cable Network Programming                               265             218            468            432
Direct Broadcast Satellite Television*                 (149)              -           (327)             -
Magazines & Inserts                                      89             107            177            199
Newspapers                                              243             184            398            287
Book Publishing                                          80              86            170            192
Other                                                   (46)            (38)           (81)           (81)
                                                -------------- --------------  -------------- --------------
Consolidated Operating Income                   $     1,069    $      1,313    $     2,164    $     2,309
                                                ============== ==============  ============== ==============

* New segment reflecting the results of SKY Italia, consolidated as of 1 May,
2003

Second quarter net earnings from associated entities before other items were A$68 million versus losses of A$69 million in the same period a year ago, primarily due to the absence of Stream's losses in the current year. In addition, contributions from BSkyB increased partly due to improved earnings resulting from a 10% increase in the DTH subscriber base, as well as earnings that were not reflected for a portion of the prior year's quarter. These favourable variances were partially offset by lower foreign currency gains at Sky Brasil. A detailed discussion of the components of associated entities earnings is provided later in the release.

Second quarter net profit before other items of A$575 million (A$0.107 per share) was in-line with the A$576 million (A$0.110 per share) in the prior year primarily due to lower consolidated operating income offset by the significant improvement in net earnings from associated entities.

The following commentary is discussed primarily in U.S. dollars


REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported second quarter operating income of US$253 million, in-line with the US$255 million reported in the same period a year ago, which included the blockbuster worldwide home entertainment performances of Ice Age and Star Wars Episode II: Attack of the Clones. Current-year results primarily reflected strong contributions from several film and television home entertainment releases as well as pay-TV and free-TV contributions from catalog titles.

Very strong current-quarter film results were largely driven by the worldwide home entertainment performances of X-2: X-Men United and 28 Days Later as well as various catalog titles. Additionally, the domestic home entertainment performances of Bend it Like Beckham and League of Extraordinary Gentlemen also contributed to the strong quarterly results. These contributions were partially offset by marketing costs for several new releases including Master and
Commander: The Far Side of The World which garnered ten Academy Award nominations, including Best Picture, the Farrelly Brothers comedy Stuck on You and Cheaper by the Dozen, which has brought in more than US$130 million domestically since its Christmas release.

Twentieth Century Fox Television (TCFTV) contributions primarily reflected continued momentum in home entertainment sales, most notably from The Simpsons, Buffy the Vampire Slayer, Family Guy and 24, offset by lower network revenue from The Practice. Several TCFTV shows garnered Golden Globe nominations during the quarter including Bernie Mac, Arrested Development, Reba and Best Drama winner 24.


TELEVISION

The Television segment reported second quarter operating income of US$168 million, an increase of US$3 million versus the same period a year ago, primarily reflecting improvement at the FOX Broadcasting Company and higher contributions from STAR, partially offset by a decline at the Fox Television Stations.

At the FOX Broadcasting Company, second quarter operating income improved by US$21 million compared to a year ago due principally to improved sports advertising, particularly from Major League Baseball with ratings up nearly 30% for the post-season. Additionally, higher pricing for the primetime entertainment schedule more than offset a 10% decline in ratings and increased promotional costs. Following the end of the quarter, the network premiered several shows that are winning their time slots among all key demographics, including American Idol and My Big Fat Obnoxious Fiance.

Fox Television Stations (FTS) second quarter operating income declined 9% from the prior year as market share growth of nearly a full percentage point was more than offset by an overall market-wide decline, primarily from non-recurring political advertising. FTS, excluding primetime, achieved ratings growth in the quarter across all key day-parts, particularly during the morning and early evening news programming periods.

STAR, bolstered by a 20% increase in revenues, substantially increased its second quarter operating income versus prior year. Revenue gains were driven by both advertising and subscription growth primarily at STAR Plus which, on average, continues to deliver all of the top 10 cable programs in India.


CABLE NETWORK PROGRAMMING

Cable Network Programming reported second quarter operating income of US$187 million, an increase of US$66 million or 55% over last year's results reflecting strong growth across all of the Company's primary cable television channels as well as the recovery of US$15 million of Adelphia receivables which had been previously written off.

The Fox News Channel (FNC) reported operating income growth of 23% compared to the second quarter a year ago fueled by double-digit revenue growth, primarily from increased ad sales, partially offset by higher costs associated with covering the war. During the quarter, FNC once again achieved the highest viewership among all cable news channels, expanding its lead to 42% in primetime and 57% on a 24-hour basis.

Fox Cable Networks' (including the Regional Sports Networks (RSNs), the FX Channel (FX) and SPEED Channel) operating profit improved 52% during the quarter driven by double-digit revenue growth at both the RSNs and FX. The revenue increase at the RSNs was largely due to higher affiliate rates, additional DTH subscribers and increased advertising sales versus a year ago. FX achieved revenue gains from increases in both advertising and affiliate revenues fueled by ratings gains, higher advertising pricing and a 4% expansion in the subscriber base over the past year.

DIRECT BROADCAST SATELLITE TELEVISION

On 30 April, 2003 the Company completed the acquisition of the Italian pay-TV business Telepiu and combined it with Stream. News Corporation owns 80.1% of the combined entity, SKY Italia, whose results comprise this segment. During the second quarter, SKY Italia reported an operating loss of US$106 million on revenues of US$421 million while increasing the subscriber base to more than 2.4 million. Over 90% of the new subscribers during the quarter opted for a premium-programming tier including movies and/or sports programming.


MAGAZINES AND INSERTS

The Magazines and Inserts segment reported second quarter operating income of US$63 million, an increase of US$4 million versus a year ago. The improvement was primarily driven by higher contributions from the Free Standing Inserts division, principally as a result of increased demand for packaged goods pages, partially offset by lower contributions from the InStore division.


NEWSPAPERS

The Newspaper segment reported second quarter operating income of US$170 million, a 67% increase versus the same period a year ago reflecting circulation revenue increases in the U.K. combined with advertising strength in both the U.K. and Australia.

The U.K. newspaper group reported operating income growth of 61% in local currency terms for the second quarter compared to the prior year, driven by both circulation and advertising revenue gains partially offset by costs associated with the launch of the tabloid version of The Times. Circulation revenue growth was achieved across all titles, with the largest increase at The Sun, where reduced cover price initiatives during the second quarter a year ago adversely affected results. The improvement in advertising was primarily driven by growth at The Sun on the strength of higher classified and display advertisements.

The Australian newspaper group reported a 16% increase in operating income in local currency terms, primarily driven by an 11% increase in advertising revenue compared to a year ago. Both display and classified advertising showed increases across all categories, with the strongest growth in the national, retail and real estate sectors.


BOOK PUBLISHING

HarperCollins reported operating income of US$57 million during the quarter, an increase of US$9 million compared to the same period a year ago. The 19% growth was led by the phenomenal success of Zondervan's The Purpose Driven Life, the best-selling non-fiction book of calendar 2003 with more than 11 million English language copies sold in the United States. During the quarter, HarperCollins had 30 titles on The New York Times bestseller lists including three titles that reached the #1 spot.


OTHER

At the end of the quarter, the Company completed the acquisition of 34% of the outstanding common stock of Hughes Electronics for approximately US$3.1 billion in cash and 522.8 million preferred limited voting ordinary shares. At closing, News Corporation's ownership interest was transferred to Fox Entertainment Group, Inc. (FEG) in exchange for US$4.5 billion in promissory notes and approximately 74.5 million shares in FEG, increasing News Corporation's ownership interest in FEG from 80.6% to approximately 82%.

Also during the quarter, the Company announced it had reached an agreement in principle for the sale of the Los Angeles Dodgers. The sale has been approved by Major League Baseball and is expected to close shortly, subject to customary closing conditions.

An interim unfranked dividend of A$0.015 per Ordinary share and an unfranked dividend of A$0.0375 per Preferred Limited Voting Ordinary share has been declared and is payable on 30 April, 2004. The Company's Dividend Reinvestment Plan ("Plan") remains in operation and a discount of 10% will apply in determining the allotment price calculated in accordance with the Plan rules. The record date for determining dividend entitlements and Plan participation is 26 March, 2004. The ex-dividend date will be 22 March, 2004.

REVIEW OF ASSOCIATED ENTITIES RESULTS

Second quarter net earnings from associated entities before other items were A$68 million versus losses of A$69 million in the same period a year ago, primarily due to the absence of Stream's losses in the current year. In addition, contributions from BSkyB increased partly due to improved earnings resulting from a 10% increase in the DTH subscriber base, as well as earnings that were not reflected for a portion of the prior year's quarter. These favourable variances were partially offset by lower foreign currency gains at Sky Brasil.

The Company's share of associated entities' earnings (losses) is as follows:


                                                        3 Months Ended              6 Months Ended
                                                         31 December,                31 December,
                                      % Owned          2003          2002         2003            2002
                                   --------------  --------------  --------- ---------------- -------------
                                                         US$ Millions                US$ Millions

BSkyB                                  35.4%    (a)  $        42  $        19  $        95    $       19
Sky Brasil                             49.7%    (b)           (6)          10          (14)          (57)
Innova - Mexico                        30.0%                   -           (9)         (10)          (17)
FOXTEL - Australia                     25.0%                  (4)          (2)          (7)           (4)
Stream                                 50.0%    (c)            -          (61)           -          (100)
Fox Sports Cable Networks             Various                  -           (3)           9             9
ESPN STAR Sports                       50.0%                   1            -            2             1
Other Associates                      Various   (d)           16            7           31            14
                                                   ------------ ------------ -------------- ---------------
Total associated entities'
   earnings (losses) before other
   items                                             $        49  $       (39) $       106   $      (135)
Other items                                                  (17)         (67)         (17)          (67)
                                                   ------------ ------------ -------------- ---------------
Total associated entities'
     earnings (losses)                               $        32  $      (106) $        89   $      (202)
                                                   ============ ============ ============== ===============

Total associated entities'
     earnings (losses)                              A$        43 A$      (190) A$        130  A$      (364)
                                                    ============ ============ ============== ===============


Further details on the associated entities follow.




------------------------------------
(a) The Company's investment basis in BSkyB was negative from 31 December, 2001 through 11 November, 2002. Accordingly, the Company's share of BSkyB's results was not recognised during that period.
(b) Represents the Company's economic interest, which was 46.7% as of 31 December, 2002. The Company continues to hold a 36% equity interest in Sky Brasil.
(c) The Company's share of Stream's losses was included as part of associated entities from 1 April, 2002 through 30 April, 2003, when it merged with Telepiu to form the consolidated entity SKY Italia.
(d) Primarily comprising Gemstar-TV Guide International, Independent Newspapers Limited, and Queensland Press.



BSkyB (in STG) - Europe                                  3 Months Ended                 6 Months Ended
                                                          31 December,                   31 December,
                                                      2003           2002*            2003           2002*
                                                  -------------- --------------  --------------- --------------
                                                 Millions (except subscribers)   Millions (except subscribers)

Revenues                                      (pound)     916 (pound)     785(pound)   1,766 (pound)   1,511
Operating profit before exceptional items                 103              48            225              94
Net income before exceptional items           (pound)      40 (pound)      36(pound)     104 (pound)      36
                                                  ============== ==============  =============== ==============

AGAAP adjustment (in US$) (1)                              18              13             34              29
                                                  -------------- --------------  --------------- --------------

News' 35.4% share (in US$)                          $      42       $      34      $      95       $      50
                                                  ============== ==============  =============== ==============
Investment basis adjustment (a)                             -             (15)             -             (31)
                                                  -------------- --------------  --------------- --------------
News' reportable share (in US$)                     $      42       $      19      $      95       $      19
                                                  ============== ==============  =============== ==============

Net debt (excluding capitalised leases)                                         (pound)     751 (pound)  1,378

Ending Subscribers                                                                   11,070,000     10,513,000
DTH Subscribers                                                                       7,208,000      6,562,000

* Does not reflect BSkyB's adoption of accounting abstract UITF 38.

BSkyB's quarterly revenues increased 17% in local currency terms largely due to DTH subscriber growth, an increase in average revenue per subscriber and improved interactive revenues. Operating profit before exceptional items increased 115% due to increased revenues, partially offset by higher programming expenses from increased sports rights (mainly soccer and cricket) as well as higher betting and subscriber management costs. The increase in net income before exceptional items reflects the improvement in operating income largely offset by an increase in the tax provision resulting from higher earnings in the current year as well as the absence of a tax benefit that was recorded in the prior year's quarter.

Sky Brasil (in US$)
-------------------
                                                         3 Months Ended                 6 Months Ended
                                                          31 December,                   31 December,
                                                      2003            2002            2003           2002
                                                  --------------  -------------- --------------- --------------
                                                  Millions (except subscribers)  Millions (except subscribers)
Revenues (in local currency)                        R$     158     R$     138      R$     320     R$     268

Revenues                                                    55             37             110             79
Operating loss                                              (3)            (8)              -            (12)
Net income (loss)                                    $     (11)     $      21       $     (28)     $    (136)
                                                  ==============  ============== =============== ==============

News' reportable 49.7%/46.7% share (in US$)          $      (6)     $      10       $     (14)     $     (57)
                                                  ==============  ============== =============== ==============

Net debt (excluding capitalised leases)                                             $     216      $     213

Ending Subscribers                                                                    784,000         732,000

Sky Brasil's revenues grew 14% in local currency terms in the quarter compared to prior year primarily driven by a higher subscriber base and increased average revenue per subscriber. The revenue growth for the quarter was partly offset by increased marketing costs due to new campaigns to grow the subscriber base. The increase in net loss in the current quarter principally reflects lower foreign currency gains versus a year ago.

Innova (in US$) - Mexico
-------------------------
                                                        3 Months Ended                 6 Months Ended
                                                          31 December,                   31 December,
                                                      2003            2002            2003           2002
                                                 --------------- --------------- --------------- --------------
                                                 Millions (except subscribers)   Millions (except subscribers)

Revenues (in local currency)                     Ps     1,013    Ps       805    Ps     1,922    Ps    1,639

Revenues                                                   90              80             175            164
Operating income                                           16               6              28             13
Net loss                                            $      (1)      $     (30)      $     (33)     $     (58)
                                                 =============== =============== =============== ==============

News' reportable 30% share (in US$)                 $       -       $      (9)      $     (10)     $     (17)
                                                 =============== =============== =============== ==============

Net Debt (excluding capitalised leases)                                             $     344      $     350

Ending Subscribers                                                                    857,000         742,000

Innova's revenues grew 26% in local currency terms compared to prior year primarily driven by a 15% increase in the subscriber base. The decrease in net loss during the quarter principally reflects lower interest expense resulting from the refinancing of debt and lower foreign currency losses versus a year ago.

FOXTEL (in A$)
--------------

                                                        3 Months Ended                 6 Months Ended
                                                         31 December,                   31 December,
                                                     2003           2002             2003            2002
                                                 -------------- -------------- ----------------- --------------
                                                 Millions (except subscribers)   Millions (except subscribers)


Revenues                                         A$      186    A$      150    A$       368      A$      288
Operating loss                                           (31)           (20)            (58)             (44)
Net loss                                         A$      (22)   A$      (13)   A$       (40)     A$      (30)
                                                 ============== ============== ================= ==============

News' reportable 25% share (in US$)                $      (4)     $      (2)      $      (7)       $      (4)
                                                 ============== ============== ================= ==============

Ending Subscribers (including Optus)                                               1,073,000      1,050,000

FOXTEL's revenues for the quarter increased 24% principally due to an increase of 18% in satellite subscribers compared to a year ago, higher average revenue per subscriber, and the inclusion of Optus wholesale subscribers as of 1, December, 2002. Net loss for the quarter increased A$9 million against the prior year as the increased subscriber revenues were more than offset by subscriber acquisition expenses, the development of a future digital service, higher depreciation expense and the inclusion of Optus license fee costs. Total subscribers (including Optus wholesale) have increased by 2.2% over prior year while FOXTEL managed subscribers have increased by 6.6%.





Fox Sports Cable                                        3 Months Ended                  6 Months Ended
Networks* (in US$)                                       31 December,                    31 December,
                                                     2003            2002            2003            2002
                                                --------------- --------------- --------------- ---------------
                                                Millions (except subscribers)   Millions (except subscribers)

News' reportable share*                         $          -    $         (3)   $           9   $           9
                                                =============== =============== =============== ===============

Ending Subscribers                                                              44,068,000        44,072,000

The improved results for the quarter primarily reflect the effect of cost savings at the Metro Channels and reduced programming costs at National Sports Partners.

     * Various associated interests ranging from approximately 20 percent to 60 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), National Sports Partners and National Advertising Partners.




ESPN STAR Sports (in US$) - Asia                   3 Months Ended                    6 Months Ended
                                                    31 December,                      31 December,
                                                2003            2002             2003               2002
                                            -------------- ----------------------------------- ----------------
                                                      Millions                          Millions

Revenues                                    $         42   $         39   $         76         $         76
Operating income (loss)                                4             (1)             6                    4
Net income (loss)                           $          3   $         (1)  $          4         $          2
                                            ============== =================================== ================

News' reportable 50% share                  $          1   $          -   $          2         $          1
                                            ============== =================================== ================


Operating income improved $5 million due to higher subscription revenues from India, stronger syndication revenues from Bangladesh Cricket and lower costs associated with various cricket events.







1 Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles ("AGAAP") relating to identifiable intangible amortisation.

Foreign Exchange Rates
-----------------------

Average foreign exchange rates used in the year-to-date profit results are as follows:

                                                         6 Months Ended
                                                          31 December,
                                                      2003            2002
                                                  -------------- ---------------

Australian Dollar/U.S Dollar                            0.68            0.55
U.K. Pounds Sterling/U.S. Dollar                        1.66            1.56
Euro/U.S. Dollar                                        1.16            0.99

To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com

Audio from News Corp's conference call with analysts on the second quarter results can be heard live on the Internet at 2:00 a.m. Eastern Summer (Australia) Time today. To listen to the call, visit http://www.newscorp.com

           Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.











--------------------------------------------------------------------------------
CONTACTS:
Reed Nolte, Investor Relations                   Andrew Butcher, Press Inquiries
212-852-7092                                                        212-852-7070



STATEMENT OF FINANCIAL PERFORMANCE a                                      3 Months Ended                  6 Months Ended
                                                            Note           31 December,                    31 December,
                                                                       2003            2002           2003             2002
                                                                   --------------  -------------- --------------   --------------
                                                                                A$ Millions (except per share amounts)

Sales revenue                                                1     $     7,899     $     8,420    $    14,980      $    15,351
Operating expenses                                                      (6,830)         (7,107)       (12,816)         (13,042)
                                                                   --------------  -------------- --------------   --------------
Operating income                                             1           1,069           1,313          2,164            2,309

Net profit (loss) from associated entities                                  43            (190)           130             (364)

Borrowing costs                                                           (203)           (249)          (428)            (526)
Interest income                                                             49              42            101               94
                                                                   --------------  -------------- --------------   --------------
Net borrowing costs                                                       (154)           (207)          (327)            (432)

Exchangeable securities expense                                            (27)            (23)           (55)             (46)
Other items before income tax, net                                         (99)            (47)            (6)             (47)
                                                                   --------------  -------------- --------------   --------------
Profit from ordinary activities before income tax                          832             846          1,906            1,420
                                                                   --------------  -------------- --------------   --------------

Income tax expense on:
   Ordinary activities before other items                                 (306)           (322)          (609)            (500)
   Other items                                                              35              22              2               22
                                                                   --------------  -------------- --------------   --------------
Net income tax expense                                                    (271)           (300)          (607)            (478)
                                                                   --------------  -------------- --------------   --------------

Net profit from ordinary activities after tax                              561             546          1,299              942

Net profit attributable to outside equity interests                        (60)           (116)          (154)            (217)

---------------------------------------------------------------------------------------------------------------------------------
Net Profit Attributable to Members of the Parent Entity            $       501     $       430    $     1,145      $       725
---------------------------------------------------------------------------------------------------------------------------------

Net exchange gains recognised directly in equity                        (2,016)           (799)        (2,592)             371
Other items recognised directly in equity                                    -             152              -              152
                                                                   --------------  -------------- --------------   --------------

Total change in equity other than those resulting from
  transactions with owners as owners                               $    (1,515)    $      (217)   $    (1,447)     $     1,248
                                                                   ==============  ============== ==============   ==============

Diluted earnings per share on net profit attributable to members of the parent entity

Ordinary shares                                                    $      0.083    $      0.072   $      0.191     $      0.121
Preferred limited voting ordinary shares                           $      0.099    $      0.087   $      0.229     $      0.146

Ordinary and preferred limited voting ordinary shares              $      0.093    $      0.081   $      0.215     $      0.136


------------------------------
a Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 "Statement of Financial Performance" this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.


STATEMENT OF FINANCIAL POSITION                                                     31 December,            30 June,
                                                                                        2003                  2003
                                                                                 -------------------   -------------------
ASSETS                                                                                         A$ Millions
Current Assets
Cash                                                                             $       3,377         $         6,746
Cash on deposit                                                                            396                       -
Receivables                                                                              6,188                   5,701
Inventories                                                                              2,341                   1,931
Other                                                                                      659                     483
                                                                                 -------------------   -------------------
Total Current Assets                                                                    12,961                  14,861
                                                                                 -------------------   -------------------

Non-Current Assets
Cash on deposit                                                                              -                     698
Receivables                                                                              1,125                   1,219
Investments in associated entities                                                      14,318                   5,526
Other investments                                                                          869                   1,195
Inventories                                                                              3,772                   4,103
Property, plant and equipment                                                            5,666                   6,299
Publishing rights, titles and television licenses                                       29,994                  32,724
Goodwill                                                                                   328                     377
Other                                                                                      737                     745
                                                                                 -------------------   -------------------
Total Non-Current Assets                                                                56,809                  52,886
                                                                                 -------------------   -------------------

Total Assets                                                                     $      69,770         $        67,747
                                                                                 ===================   ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                                                     $         414         $            33
Payables                                                                                 8,104                   8,298
Tax liabilities                                                                            762                     714
Provisions                                                                                 252                     258
                                                                                 -------------------   -------------------
Total Current Liabilities                                                                9,532                   9,303
                                                                                 -------------------   -------------------

Non-Current Liabilities
Interest bearing liabilities                                                            11,702                  12,396
Payables                                                                                 3,093                   3,545
Tax liabilities                                                                            711                     666
Provisions                                                                               1,074                   1,032
                                                                                 -------------------   -------------------
Total Non-Current Liabilities Excluding Exchangeable Preferred Securities               16,580                  17,639
                                                                                 -------------------   -------------------

Exchangeable preferred securities                                                        1,903                   2,084
                                                                                 -------------------   -------------------
Total Liabilities                                                                       28,015                  29,026

Shareholders' Equity
Contributed equity                                                                      34,303                  28,427
Reserves                                                                                   528                   2,760
Retained profits                                                                         1,768                   1,137
                                                                                 -------------------   -------------------

Shareholders' equity attributable to members of the parent entity                       36,599                  32,324
Outside equity interests in controlled entities                                          5,156                   6,397
                                                                                 -------------------   -------------------

Total Shareholders' Equity                                                              41,755                  38,721
                                                                                 -------------------   -------------------
Total Liabilities and Shareholders' Equity                                       $      69,770         $        67,747
                                                                                 ===================   ===================

STATEMENT OF CASH FLOWS                                                             6 Months Ended         31 December,
                                                                                        2003                  2002
                                                                                 -------------------   -------------------
Operating Activity                                                                             A$ Millions
Net profit attributable to members of the parent entity                          $       1,145         $         725
Adjustment for non-cash and non-operating activities:
Equity earnings, net                                                                      (140)                  262
Outside equity interest                                                                    164                   217
Depreciation and amortisation                                                              437                   368
Other items, net                                                                           19                    146
Change in assets and liabilities:
   Receivables                                                                          (1,496)               (2,195)
   Inventories                                                                            (570)                 (611)
   Payables                                                                                789                 1,293
   Other liabilities                                                                       449                   316
                                                                                 -------------------   -------------------

Cash provided by operating activity                                                        797                   521

Investing and other activity

Property, plant and equipment                                                             (184)                 (327)
Acquisitions, net of cash acquired                                                        (199)                 (767)
Investments and acquisitions of interests in associated entities                        (4,297)                 (633)
Other investments                                                                          (66)                  (86)
Repayment of loans by associate                                                              -                   170
Proceeds from sale of non-current assets                                                   523                    95
                                                                                 -------------------   -------------------

Cash used in investing activity                                                         (4,223)               (1,548)

Financing activity

Issuance of debt                                                                           485                     -
Repayment of debt and exchangeable securities                                             (647)               (1,953)
Decrease in cash on deposit                                                                212                     -
Issuance of shares                                                                         759                 2,167
Dividends paid                                                                            (131)                 (133)
Leasing and other finance costs                                                              -                    (2)
                                                                                 -------------------   -------------------

Cash provided by financing activity                                                        678                    79
                                                                                 -------------------   -------------------

Net decrease in cash                                                                    (2,748)                 (948)
Opening cash balance                                                                     6,746                 6,337
Exchange movement on opening balance                                                      (621)                   74
                                                                                 -------------------   -------------------

Closing cash balance                                                             $       3,377         $       5,463
                                                                                 ===================   ===================





Note 1 - SEGMENT DATA                                                     3 Months Ended                  6 Months Ended
                                                                           31 December,                    31 December,
BY GEOGRAPHIC AREAS                                                    2003            2002           2003             2002
                                                                   --------------  -------------- --------------   --------------
                                                                            A$ Millions                    A$ Millions
Revenues
United States                                                      $     5,564     $     6,605    $    10,607      $    11,855
Europe                                                                   1,635           1,151          3,048            2,224
Australasia                                                                700             664          1,325            1,272
                                                                   --------------  -------------- --------------   --------------
                                                                   $     7,899     $     8,420    $    14,980      $    15,351
                                                                   ==============  ============== ==============   ==============

Operating Income

United States                                                      $       888     $     1,052    $     1,939      $     1,902
Europe                                                                      28             149            (10)             251
Australasia                                                                153             112            235              156
                                                                   --------------  -------------- --------------   --------------
                                                                   $     1,069     $     1,313    $     2,164      $     2,309
                                                                   ==============  ============== ==============   ==============


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                                               $     1,940     $     2,403    $     3,841      $     4,007
Television                                                               2,215           2,598          3,755            4,458
Cable Network Programming                                                  836             901          1,791            1,908
Direct Broadcast Satellite Television*                                     600               -          1,002                -
Magazines and Inserts                                                      321             387            660              740
Newspapers                                                               1,212           1,208          2,337            2,311
Book Publishing                                                            479             587          1,007            1,217
Other                                                                      296             336            587              710
                                                                   --------------  -------------- --------------   --------------
                                                                   $     7,899     $     8,420    $    14,980      $    15,351
                                                                   ==============  ============== ==============   ==============


Operating Income

Filmed Entertainment                                               $       351     $       460    $       850      $       641
Television                                                                 236             296            509              639
Cable Network Programming                                                  265             218            468              432
Direct Broadcast Satellite Television*                                    (149)              -           (327)               -
Magazines and Inserts                                                       89             107            177              199
Newspapers                                                                 243             184            398              287
Book Publishing                                                             80              86            170              192
Other                                                                      (46)            (38)           (81)             (81)
                                                                   --------------  -------------- --------------   --------------
                                                                   $     1,069     $     1,313    $     2,164      $     2,309
                                                                   ==============  ============== ==============   ==============

* New segment reflecting the results of SKY Italia, consolidated as of 1 May, 2003.

Note 2 - SUPPLEMENTAL FINANCIAL DATA

The Company considers net profit before other items to be an important indicator of the Company's operating performance on a consolidated basis. Net profit before other items, defined as net profit attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company's financial performance for the year. Net profit before other items should be considered in addition to, not as a substitute for the Company's operating income, net profit attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company's financial performance.

The following table reconciles certain components of net profit attributable to members of the parent entity as presented on page 3 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 "Statement of Financial Performance" on page 13 of this release.

                                                               3 Months Ended                  6 Months Ended
                                                                31 December,                    31 December,
                                                            2003            2002            2003            2002
                                                        --------------  -------------- ---------------  --------------
                                                                 A$ Millions                    A$ Millions

Total other items (page 3)                              $       (74)    $      (146)   $        (19)    $      (146)
Reclassification of other items - associated
   entities                                                      25             121              25             121
Reclassification of income tax and net profit
   attributable to outside equity interest                      (50)            (22)            (12)            (22)
                                                        --------------  -------------- ---------------  --------------
Other items before income tax, net (page 13)            $       (99)    $       (47)   $         (6)    $       (47)
                                                        ==============  ============== ===============  ==============


Associated entities before other items (page 3)         $        68     $       (69)   $        155     $      (243)
Reclassification of other items - associated
    entities                                                    (25)           (121)            (25)           (121)
                                                        --------------  -------------- ---------------  --------------
Net profit (loss) from associated entities (page        $        43     $      (190)   $        130     $      (364)
    13)
                                                        ==============  ============== ===============  ==============


Income tax expense (page 3)                             $      (306)    $      (322)   $       (609)    $      (500)
Reclassification of income tax expense
    on other items                                               35              22               2              22
                                                        --------------  -------------- ---------------  --------------
Net income tax expense (page 13)                        $      (271)    $      (300)   $       (607)    $      (478)
                                                        ==============  ============== ===============  ==============


Outside equity interest (page 3)                        $       (75)    $      (116)   $       (164)    $      (217)
Reclassification of outside equity interest on
    other items, net                                             15               -              10               -
                                                        --------------  -------------- ---------------  --------------
Net profit attributable to outside equity interest      $       (60)    $      (116)   $       (154)    $      (217)
    (page 13)
                                                        ==============  ============== ===============  ==============


                                                               3 Months Ended                  6 Months Ended
                                                                31 December,                    31 December,
                                                            2003            2002            2003            2002
                                                        --------------  -------------- ---------------  --------------
                                                                 A$ Millions                    A$ Millions

Net profit before other items (page 3)                  $       575     $       576    $      1,164     $       871
Other items before income tax, net                              (99)            (47)             (6)            (47)
Reclassification of income tax and net profit
   attributable to outside equity interest                       50              22              12              22
Reclassification of other items - associated
   entities                                                     (25)           (121)            (25)           (121)
                                                        -------------   -------------- ---------------  --------------
Net profit attributable to members of the    parent     $       501     $       430    $      1,145     $       725
    entity (page 13)
                                                        =============   ============== ===============  ==============


Earnings per share on net profit before other
    items, net (page 3)                                 $      0.107    $      0.110   $       0.219    $      0.165
Earnings per share on other items before income
    tax, net                                                  (0.018)         (0.009)         (0.001)         (0.009)
Earnings per share on reclassification of income
    tax and net profit attributable to outside
    equity interest                                            0.009           0.004           0.002           0.004
Earnings per share on reclassification of other
    items - associated entities                               (0.005)         (0.024)         (0.005)         (0.024)
                                                        -------------   -------------- ---------------  --------------
Diluted earnings per share on net profit
    attributable to members of the parent entity
    (page 13)                                           $      0.093    $      0.081   $       0.215    $      0.136
                                                        =============   ============== ===============  ==============


                                    EXHIBIT B
                                    ---------

    EARNINGS RELEASE FOR THE QUARTER ENDED DECEMBER 31, 2003 IN U.S. DOLLARS
            PREPARED FOR THE U.S. MARKET. AUSTRALIAN READERS SHOULD
                 REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE


   News Corporation Reports Second Quarter Operating Income of $760
      Million; Eighth Consecutive Quarter of Year-on-Year Growth

       Revenues Increase 19% to $5.6 Billion

       Net Profit before Other Items Increases 28% to $410 Million;
        Net Profit Increases 51% to $361 Million

       --  QUARTER HIGHLIGHTS

           -- Strong revenue growth across all major cable channels substantially drives up Cable Network Programming operating income.

           -- Television segment operating income up slightly as strong advertising demand for the broadcast network's sports schedule and STAR's growing profitability offset tough political advertising comparisons at the station group; Market share at stations group up nearly a full percentage point.

           -- Filmed Entertainment operating income in line with a year ago as robust home entertainment sales of film and television titles match prior-year success of Ice Age.

           -- All print businesses report higher earnings led by advertising and circulation revenue gains in U.K. and Australian newspapers, increased page volume at free-standing inserts and several leading titles at HarperCollins.

           -- BSkyB's operating profit more than doubles on revenue growth of 17%, primarily from a 10% increase in the DTH subscriber base, now exceeding 7.2 million.

           --  Completed acquisition of 34% interest in Hughes
                Electronics, including leading DTH provider DIRECTV.

   NEW YORK--Feb. 11, 2004--The News Corporation Limited (NYSE: NWS, NWSA) today reported second quarter consolidated revenues of $5.6 billion, a 19% increase over the $4.7 billion in the prior year, and consolidated operating income of $760 million, up 4% over the $729 million a year ago, despite the inclusion of $106 million in losses from SKY Italia in the quarter. The year-on-year growth was driven by double-digit increases at the Cable Network Programming, Newspaper and Book Publishing segments.
   Net profit for the fiscal second quarter was $361 million, an increase of $122 million over the $239 million reported in the second quarter a year ago. Net profit before other items was $410 million, an increase of $90 million over the $320 million reported in the prior year.

   Commenting on the results, Chairman and Chief Executive Rupert
Murdoch said:

   "This past quarter saw the Company achieve significant operational and strategic gains. Operationally, we recorded our eighth consecutive quarter of operating income growth, led by double-digit gains at our cable networks, newspapers and book publishing segments, and strong performances from our filmed entertainment and television segments despite difficult comparisons to prior year results. All of our key assets are performing well, including the television network, which after a difficult start to the broadcast season has once again reclaimed ratings momentum and is now strongly competitive in the key 18-49 demographic.
   "Strategically, we have continued to expand our global distribution capabilities with the acquisition of our interest in DirecTV and the rapid growth at SKY Italia. We are looking forward to the unique opportunities these businesses provide us as we position ourselves for continued strong growth in the years to come."

   MANAGEMENT REVIEW OF PERFORMANCE

   The Statement of Financial Performance, Statement of Financial
Position, Statement of Cash Flows and Supplemental Financial Data for the three and six months ended December 31st are attached. The following commentary is made in respect of those statements, including an analysis of certain information contained therein.




NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY

The reported net profit attributable to members of the parent entity consisted of the following items:

                                      3 Months Ended   6 Months Ended
                                       December 31,     December 31,
                                        2003    2002     2003    2002
                                      ------- ------- -------- -------
                                       US $ Millions (except per ADR
                                                  amounts)

Revenue                               $5,588  $4,681  $10,237  $8,494
                                      ------- ------- -------- -------

Operating income                         760     729    1,479   1,277

Associated entities before other items    49     (39)     106    (135)
Interest expense, net                   (110)   (115)    (224)   (239)
Exchangeable securities expense          (19)    (12)     (37)    (25)
                                      ------- ------- -------- -------

Profit before income tax expense,
 outside equity interest and other
 items                                   680     563    1,324     878
Income tax expense                      (217)   (178)    (416)   (276)
Outside equity interest                  (53)    (65)    (112)   (120)
                                      ------- ------- -------- -------
Net profit before other items            410     320      796     482
                                      ------- ------- -------- -------

Other items, net of tax and outside
 equity interest:
            Group                        (32)    (14)       4     (14)
            Associated entities          (17)    (67)     (17)    (67)
                                      ------- ------- -------- -------
Total other items                        (49)    (81)     (13)    (81)
                                      ------- ------- -------- -------

Net profit attributable to members of
 the parent entity                    $  361  $  239  $   783  $  401
                                      ======= ======= ======== =======
Earnings per ADR (diluted) on net
 profit before other items, net       $ 0.30  $ 0.24  $  0.60  $ 0.36
                                      ======= ======= ======== =======
Weighted average number of ADRs
 outstanding in millions (diluted)     1,339   1,286    1,325   1,284
                                      ======= ======= ======== =======

   The following commentary discusses the major components of these results.



Consolidated Operating Income
                                            3 Months       6 Months
                                              Ended          Ended
                                          December 31,   December 31,
                                           2003  2002    2003    2002
                                          ------ ----- ------- -------
                                         US $ Millions  US $ Millions


Filmed Entertainment                      $ 253  $255  $  581  $  355
Television                                  168   165     347     353
Cable Network Programming                   187   121     320     239
Direct Broadcast Satellite Television*     (106)    -    (223)      -
Magazines & Inserts                          63    59     121     110
Newspapers                                  170   102     272     159
Book Publishing                              57    48     116     106
Other                                       (32)  (21)    (55)    (45)
                                          ------ ----- ------- -------
Consolidated Operating Income             $ 760  $729  $1,479  $1,277
                                          ====== ===== ======= =======

* New segment reflecting the results of SKY Italia, consolidated as of May 1, 2003


   Second quarter net earnings from associated entities before other items were $49 million versus losses of $39 million in the same period a year ago, primarily due to the absence of Stream's losses in the current year. In addition, contributions from BSkyB increased partly due to improved earnings resulting from a 10% increase in the DTH subscriber base, as well as earnings that were not reflected for a portion of the prior year's quarter. These favorable variances were partially offset by lower foreign currency gains at Sky Brasil. A detailed discussion of the components of associated entities earnings is provided later in the release.
   Second quarter net profit before other items increased to $410 million ($0.30 per ADR) versus $320 million ($0.24 per ADR) in the prior year primarily due to higher consolidated operating income and the significant improvement in net earnings from associated entities.

   REVIEW OF OPERATING RESULTS

   FILMED ENTERTAINMENT

   The Filmed Entertainment segment reported second quarter operating income of $253 million, in-line with the $255 million reported in the same period a year ago, which included the blockbuster worldwide home entertainment performances of Ice Age and Star Wars Episode II: Attack of the Clones. Current-year results primarily reflected strong contributions from several film and television home entertainment releases as well as pay-TV and free-TV contributions from catalog titles.
   Very strong current-quarter film results were largely driven by the worldwide home entertainment performances of X-2: X-Men United and 28 Days Later as well as various catalog titles. Additionally, the domestic home entertainment performances of Bend it Like Beckham and League of Extraordinary Gentlemen also contributed to the strong quarterly results. These contributions were partially offset by marketing costs for several new releases including Master and
Commander: The Far Side of The World which garnered ten Academy Award nominations, including Best Picture, the Farrelly Brothers comedy Stuck on You and Cheaper by the Dozen, which has brought in more than $130 million domestically since its Christmas release.
   Twentieth Century Fox Television (TCFTV) contributions primarily reflected continued momentum in home entertainment sales, most notably from The Simpsons, Buffy the Vampire Slayer, Family Guy and 24, offset by lower network revenue from The Practice. Several TCFTV shows garnered Golden Globe nominations during the quarter including Bernie Mac, Arrested Development, Reba and Best Drama winner 24.

   TELEVISION

   The Television segment reported second quarter operating income of $168 million, an increase of $3 million versus the same period a year ago, primarily reflecting improvement at the FOX Broadcasting Company and higher contributions from STAR, partially offset by a decline at the Fox Television Stations.
   At the FOX Broadcasting Company, second quarter operating income improved by $21 million compared to a year ago due principally to improved sports advertising, particularly from Major League Baseball with ratings up nearly 30% for the post-season. Additionally, higher pricing for the primetime entertainment schedule more than offset a 10% decline in ratings and increased promotional costs. Following the end of the quarter, the network premiered several shows that are winning their time slots among all key demographics, including American Idol and My Big Fat Obnoxious Fiance.
   Fox Television Stations (FTS) second quarter operating income declined 9% from the prior year as market share growth of nearly a full percentage point was more than offset by an overall market-wide decline, primarily from non-recurring political advertising. FTS, excluding primetime, achieved ratings growth in the quarter across all key day-parts, particularly during the morning and early evening news programming periods.
   STAR, bolstered by a 20% increase in revenues, substantially increased its second quarter operating income versus prior year. Revenue gains were driven by both advertising and subscription growth primarily at STAR Plus which, on average, continues to deliver all of the top 10 cable programs in India.

   CABLE NETWORK PROGRAMMING

   Cable Network Programming reported second quarter operating income of $187 million, an increase of $66 million or 55% over last year's results reflecting strong growth across all of the Company's primary cable television channels as well as the recovery of $15 million of Adelphia receivables which had been previously written off.
   The Fox News Channel (FNC) reported operating income growth of 23% compared to the second quarter a year ago fueled by double-digit revenue growth, primarily from increased ad sales, partially offset by higher costs associated with covering the war. During the quarter, FNC once again achieved the highest viewership among all cable news channels, expanding its lead to 42% in primetime and 57% on a 24-hour basis.
   Fox Cable Networks' (including the Regional Sports Networks
(RSNs), the FX Channel (FX) and SPEED Channel) operating profit improved 52% during the quarter driven by double-digit revenue growth at both the RSNs and FX. The revenue increase at the RSNs was largely due to higher affiliate rates, additional DTH subscribers and increased advertising sales versus a year ago. FX achieved revenue gains from increases in both advertising and affiliate revenues fueled by ratings gains, higher advertising pricing and a 4% expansion in the subscriber base over the past year.

   DIRECT BROADCAST SATELLITE TELEVISION

   On April 30th, 2003 the Company completed the acquisition of the Italian pay-TV business Telepiu and combined it with Stream. News Corporation owns 80.1% of the combined entity, SKY Italia, whose results comprise this segment. During the second quarter, SKY Italia reported an operating loss of $106 million on revenues of $421 million while increasing the subscriber base to more than 2.4 million. Over 90% of the new subscribers during the quarter opted for a premium-programming tier including movies and/or sports programming.

   MAGAZINES AND INSERTS

   The Magazines and Inserts segment reported second quarter operating income of $63 million, an increase of $4 million versus a year ago. The improvement was primarily driven by higher contributions from the Free Standing Inserts division, principally as a result of increased demand for packaged goods pages, partially offset by lower contributions from the InStore division.

   NEWSPAPERS

   The Newspaper segment reported second quarter operating income of $170 million, a 67% increase versus the same period a year ago reflecting circulation revenue increases in the U.K. combined with advertising strength in both the U.K. and Australia.
   The U.K. newspaper group reported operating income growth of 61% in local currency terms for the second quarter compared to the prior year, driven by both circulation and advertising revenue gains partially offset by costs associated with the launch of the tabloid version of The Times. Circulation revenue growth was achieved across all titles, with the largest increase at The Sun, where reduced cover price initiatives during the second quarter a year ago adversely affected results. The improvement in advertising was primarily driven by growth at The Sun on the strength of higher classified and display advertisements.
   The Australian newspaper group reported a 16% increase in operating income in local currency terms, primarily driven by an 11% increase in advertising revenue compared to a year ago. Both display and classified advertising showed increases across all categories, with the strongest growth in the national, retail and real estate sectors.

   BOOK PUBLISHING

   HarperCollins reported operating income of $57 million during the quarter, an increase of $9 million compared to the same period a year ago. The 19% growth was led by the phenomenal success of Zondervan's The Purpose Driven Life, the best-selling non-fiction book of calendar 2003 with more than 11 million English language copies sold in the United States. During the quarter, HarperCollins had 30 titles on The New York Times bestseller lists including three titles that reached the #1 spot.

   OTHER

   At the end of the quarter, the Company completed the acquisition of 34% of the outstanding common stock of Hughes Electronics for approximately $3.1 billion in cash and 130.7 million preferred limited voting ordinary ADRs. At closing, News Corporation's ownership interest was transferred to Fox Entertainment Group, Inc. (FEG) in exchange for $4.5 billion in promissory notes and approximately 74.5 million shares in FEG, increasing News Corporation's ownership interest in FEG from 80.6% to approximately 82%.
   Also during the quarter, the Company announced it had reached an agreement in principle for the sale of the Los Angeles Dodgers. The sale has been approved by Major League Baseball and is expected to close shortly, subject to customary closing conditions.
   An interim unfranked dividend of A$0.06 per Ordinary ADR and an unfranked dividend of A$0.15 per Preferred Limited Voting Ordinary ADR has been declared and is payable on May 7, 2004. The Company's Dividend Reinvestment Plan ("Plan") remains in operation and a discount of 10% will apply in determining the allotment price calculated in accordance with the Plan rules. The record date for determining dividend entitlements and Plan participation is March 25, 2004. The ex-dividend date will be March 23, 2004.

   REVIEW OF ASSOCIATED ENTITIES RESULTS

   Second quarter net earnings from associated entities before other items were $49 million versus losses of $39 million in the same period a year ago, primarily due to the absence of Stream's losses in the current year. In addition, contributions from BSkyB increased partly due to improved earnings resulting from a 10% increase in the DTH subscriber base, as well as earnings that were not reflected for a portion of the prior year's quarter. These favorable variances were partially offset by lower foreign currency gains at Sky Brasil.
   The Company's share of associated entities' earnings (losses) is as follows:



                                            3 Months      6 Months
                                              Ended         Ended
                                          December 31,   December 31,
                              % Owned     2003   2002    2003   2002
                              -------     ----- ------   ----- ------
                                          US $ Millions  US $ Millions
BSkyB                         35.4%(a)     $ 42   $ 19    $ 95   $ 19
Sky Brasil                    49.7%(b)       (6)    10     (14)   (57)
Innova - Mexico               30.0%           -     (9)    (10)   (17)
FOXTEL - Australia            25.0%          (4)    (2)     (7)    (4)
Stream                        50.0%(c)        -    (61)      -   (100)
Fox Sports Cable Networks    Various          -     (3)      9      9
ESPN STAR Sports              50.0%           1      -       2      1
Other Associates            Various(d)       16      7      31     14
                                           -----  -----   ----- -----

Total associated entities' earnings
 (losses) before other items               $ 49  $ (39)   $106  $(135)
Other items                                 (17)   (67)    (17)   (67)
                                           ----- ------   ----- ------
Total associated entities' earnings
 (losses)                                  $ 32  $(106)   $ 89  $(202)
                                           ===== ======   ===== ======
Further details on the associated entities follow.


-------------------------------------------
(a) The Company's investment basis in BSkyB was negative from December 31, 2001 through November 11, 2002. Accordingly, the Company's share of BSkyB's results was not recognized during that period.

(b) Represents the Company's economic interest, which was 46.7% as of December 31, 2002. The Company continues to hold a 36% equity interest in Sky Brasil.

(c) The Company's share of Stream's losses was included as part of associated entities from April 1, 2002 through April 30, 2003, when it merged with Telepiu to form the consolidated entity SKY Italia.

(d) Primarily comprising Gemstar-TV Guide International, Independent Newspapers Limited, and Queensland Press.



BSkyB (in STG) - Europe       3 Months Ended       6 Months Ended
                               December 31,        December 31,
                              2003    2002*      2003         2002*
                           --------- -------  -----------   ---------
                                 Millions             Millions
                          (except subscribers)  (except subscribers)

Revenues                    GBP 916  GBP 785     GBP 1,766  GBP 1,511
Operating profit before
 exceptional items              103       48           225         94
Net income before
 exceptional items           GBP 40   GBP 36     GBP   104   GBP   36
                           ======== ========     ========== ==========

AGAAP adjustment (in US$) (1)    18       13            34         29
                            ------- --------     ---------  ----------

News' 35.4% share (in US$)     $ 42    $ 34         $   95     $   50
                            ======= =======      =========  ==========
Investment basis
 adjustment (a)                   -     (15)             -        (31)
                            ------- --------     --------- -----------
News' reportable
 share (in US$)                $ 42    $ 19        $   95      $   19
                            ======= =======      ========= ===========

Net debt (excluding capitalized
 leases)                                         GBP  751   GBP 1,378

Ending Subscribers                             11,070,000  10,513,000
DTH Subscribers                                 7,208,000   6,562,000

* Does not reflect BSkyB's adoption of accounting abstract
  UITF 38.


   BSkyB's quarterly revenues increased 17% in local currency terms largely due to DTH subscriber growth, an increase in average revenue per subscriber and improved interactive revenues. Operating profit before exceptional items increased 115% due to increased revenues, partially offset by higher programming expenses from increased sports rights (mainly soccer and cricket) as well as higher betting and subscriber management costs. The increase in net income before exceptional items reflects the improvement in operating income largely offset by an increase in the tax provision resulting from higher earnings in the current year as well as the absence of a tax benefit that was recorded in the prior year's quarter.



                                   3 Months           6 Months
Sky Brasil (in US$)                 Ended              Ended
                                 December 31,        December 31,
                                 2003   2002       2003        2002
                            ---------- --------   ---------  ---------
                                  Millions              Millions
                            (except subscribers)  (except subscribers)

Revenues (in local currency)    R$ 158  R$ 138     R$ 320     R$ 268

Revenues                            55      37        110         79
Operating loss                      (3)     (8)         -        (12)
Net income (loss)                 $(11)   $ 21      $ (28)    $ (136)
                                 ====== ======    ========   ========

News' reportable 49.7%/46.7%
 share (in US$)                   $ (6)   $ 10      $ (14)    $  (57)
                                 ====== ======    ========    =======

Net debt (excluding capitalized
 leases)                                            $ 216      $ 213

Ending Subscribers                                784,000    732,000


   Sky Brasil's revenues grew 14% in local currency terms in the quarter compared to prior year primarily driven by a higher subscriber base and increased average revenue per subscriber. The revenue growth for the quarter was partly offset by increased marketing costs due to new campaigns to grow the subscriber base. The increase in net loss in the current quarter principally reflects lower foreign currency gains versus a year ago.



Innova (in US$) - Mexico        3 Months Ended      6 Months Ended
                                  December 31,       December 31,
                                2003    2002       2003        2002
                            ---------- --------   ---------  ---------
                                  Millions               Millions
                             (except subscribers) (except subscribers)

Revenues (in local currency)  Ps 1,013  Ps 805   Ps 1,922   Ps 1,639

Revenues                            90      80        175        164
Operating income                    16       6         28         13
Net loss                        $   (1)   $(30)     $ (33)     $ (58)
                               ========  ======   ========   ========

News' reportable 30%
 share (in US$)                  $   -    $ (9)    $  (10)    $  (17)
                               ========  ======   ========   ========

Net Debt (excluding capitalized
 leases)                                           $  344     $  350

Ending Subscribers                                857,000    742,000


   Innova's revenues grew 26% in local currency terms compared to prior year primarily driven by a 15% increase in the subscriber base. The decrease in net loss during the quarter principally reflects lower interest expense resulting from the refinancing of debt and lower foreign currency losses versus a year ago.


FOXTEL (in A$)
                                   3 Months           6 Months
                                     Ended              Ended
                                 December 31,         December 31,
                                 2003    2002       2003       2002
                            ---------- --------   ---------  ---------
                                   Millions             Millions
                             (except subscribers) (except subscribers)

Revenues                        A$ 186  A $150     A$ 368     A$ 288
Operating loss                     (31)    (20)       (58)       (44)
Net loss                        A$ (22) A$ (13)    A$ (40)    A$ (30)
                                ======= =======    =======    =======
News' reportable 25%
share (in US$)                    $ (4)   $ (2)     $  (7)      $ (4)
                                 ======   =====    =======    =======

Ending Subscribers
 (including Optus)                              1,073,000  1,050,000


   FOXTEL's revenues for the quarter increased 24% principally due to an increase of 18% in satellite subscribers compared to a year ago, higher average revenue per subscriber, and the inclusion of Optus wholesale subscribers as of December 1, 2002. Net loss for the quarter increased A$9 million against the prior year as the increased subscriber revenues were more than offset by subscriber acquisition expenses, the development of a future digital service, higher depreciation expense and the inclusion of Optus license fee costs. Total subscribers (including Optus wholesale) have increased by 2.2% over prior year while FOXTEL managed subscribers have increased by 6.6%.



Fox Sports Cable
Networks* (in US$)
                                  3 Months             6 Months
                                   Ended                Ended
                                December 31,           December 31,
                                2003    2002        2003       2002
                            ---------- --------   ---------  ---------
                                   Millions              Millions
                             (except subscribers) (except subscribers)

News' reportable share*             $-     $(3)        $9         $9
                                =======   =====    ======      =====

Ending Subscribers                             44,068,000 44,072,000

The improved results for the quarter primarily reflect the effect of cost savings at the Metro Channels and reduced programming costs at National Sports Partners.

* Various associated interests ranging from approximately 20 percent to 60 percent, primarily comprising Regional Programming Partners
(including Madison Square Garden), National Sports Partners and
National Advertising Partners.


ESPN STAR Sports (in US$) - Asia
                                              3 Months     6 Months
                                               Ended        Ended
                                            December 31,  December 31,
                                            2003   2002    2003  2002
                                            -----  -----   ----- -----
                                               Millions      Millions

Revenues                                     $42    $39    $76    $76
Operating income (loss)                        4     (1)     6      4
Net income (loss)                            $ 3    $(1)   $ 4    $ 2
                                            =====  =====  =====  =====
News' reportable 50% share                   $ 1    $ -    $ 2    $ 1
                                             ===== =====  =====  =====

   Operating income improved $5 million due to higher subscription revenues from India, stronger syndication revenues from Bangladesh Cricket and lower costs associated with various cricket events.

   (1) Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles ("AGAAP") relating to identifiable intangible amortization.
   Foreign Exchange Rates

   Average foreign exchange rates used in the year-to-date profit results are as follows:


                                             6 Months Ended
                                               December 31,
                                            2003         2002
                                       ---------- ------------

Australian Dollar/U.S Dollar                0.68         0.55
U.K. Pounds Sterling/U.S. Dollar            1.66         1.56
Euro/U.S. Dollar                            1.16         0.99

   To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com
   Audio from News Corp's conference call with analysts on the second quarter results can be heard live on the Internet at 10:00 a.m.
Eastern Standard Time today. To listen to the call, visit http://www.newscorp.com

   Cautionary Statement Concerning Forward-Looking Statements

   This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.



STATEMENT OF FINANCIAL PERFORMANCE(a)  3 Months Ended   6 Months Ended
                                        December 31,     December 31,
                                        2003    2002     2003    2002
                                      ------- ------- -------- -------
                               Note       US $ Millions (except per
                                              ADR amounts)

Sales revenue                     1   $5,588  $4,681  $10,237  $8,494
Operating expenses                     4,828   3,952    8,758   7,217
                                      ------- ------- -------- -------
Operating income                  1      760     729    1,479   1,277

Net profit (loss) from associated
 entities                                 32    (106)      89    (202)

Borrowing costs                         (145)   (139)    (293)   (291)
Interest income                           35      24       69      52
                                      ------- ------- -------- -------
Net borrowing costs                     (110)   (115)    (224)   (239)

Exchangeable securities expense          (19)    (12)     (37)    (25)
Other items before income tax, net       (65)    (26)      (4)    (26)
                                      ------- ------- -------- -------
Profit from ordinary activities
 before income tax                       598     470    1,303     785
                                      ------- ------- -------- -------

Income tax expense on:
   Ordinary activities before
    other items                         (217)   (178)    (416)   (276)
   Other items                            23      12        1      12
                                      ------- ------- -------- -------
Net income tax expense                  (194)   (166)    (415)   (264)
                                      ------- ------- -------- -------

Net profit from ordinary
 activities after tax                    404     304      888     521

Net profit attributable to outside
 equity interests                        (43)    (65)    (105)   (120)

----------------------------------------------------------------------
Net Profit Attributable to Members
 of the Parent Entity                 $  361  $  239  $   783  $  401
----------------------------------------------------------------------

Net exchange gains recognized
 directly in equity                      585     186      627     178
Other items recognized directly in
 equity                                    -      86        -      86
                                      ------- ------- -------- -------

Total change in equity other than
 those resulting from transactions
 with owners as owners                $  946  $  511  $ 1,410  $  665
                                      ======= ======= ======== =======

Diluted earnings per ADR on net
 profit attributable to members of
 the parent entity

Ordinary ADRs                         $ 0.24  $ 0.16  $  0.52  $ 0.27
Preferred limited voting ordinary
 ADRs                                 $ 0.29  $ 0.19  $  0.63  $ 0.32

Ordinary and preferred limited
 voting ordinary ADRs                 $ 0.27  $ 0.18  $  0.59  $ 0.30

(a) Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 "Statement of Financial Performance" this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.


STATEMENT OF FINANCIAL POSITION                      December   June
                                                        31,      30,
                                                       2003     2003
                                                     -------- --------
ASSETS                                                 US $ Millions
Current Assets
Cash                                                 $ 2,498  $ 4,477
Cash on deposit                                          293        -
Receivables                                            4,578    3,784
Inventories                                            1,732    1,282
Other                                                    488      321
                                                     -------- --------
Total Current Assets                                   9,589    9,864
                                                     -------- --------

Non-Current Assets
Cash on deposit                                            -      463
Receivables                                              832      809
Investments in associated entities                    10,592    3,667
Other investments                                        643      793
Inventories                                            2,791    2,723
Property, plant and equipment                          4,192    4,180
Publishing rights, titles and television licenses     22,189   21,719
Goodwill                                                 243      250
Other                                                    545      495
                                                     -------- --------
Total Non-Current Assets                              42,027   35,099
                                                     -------- --------

Total Assets                                         $51,616  $44,963
                                                     ======== ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                         $   306  $    22
Payables                                               5,997    5,507
Tax liabilities                                          564      474
Provisions                                               186      171
                                                     -------- --------
Total Current Liabilities                              7,053    6,174
                                                     -------- --------

Non-Current Liabilities
Interest bearing liabilities                           8,657    8,227
Payables                                               2,288    2,353
Tax liabilities                                          526      442
Provisions                                               795      685
                                                     -------- --------
Total Non-Current Liabilities Excluding Exchangeable
 Preferred Securities                                 12,266   11,707
                                                     -------- --------

Exchangeable preferred securities                      1,408    1,383
                                                     -------- --------
Total Liabilities                                     20,727   19,264

Shareholders' Equity
Contributed equity                                    21,608   17,262
Reserves                                               2,530    1,685
Retained profits                                       2,937    2,506
                                                     -------- --------

Shareholders' equity attributable to members of the
 parent entity                                        27,075   21,453
Outside equity interests in controlled entities        3,814    4,246
                                                     -------- --------

Total Shareholders' Equity                            30,889   25,699
                                                     -------- --------
Total Liabilities and Shareholders' Equity           $51,616  $44,963
                                                     ======== ========


STATEMENT OF CASH FLOWS                                6 Months Ended
                                                        December 31,
                                                        2003     2002
                                                     -------- --------
Operating Activity                                     US $ Millions

Net profit attributable to members of the parent
 entity                                              $   783  $   401
Adjustment for non-cash and non-operating
 activities:
Equity earnings, net                                     (96)     145
Outside equity interest                                  112      120
Depreciation and amortization                            299      204
Other items, net                                          13       81
Change in assets and liabilities:
 Receivables                                          (1,107)  (1,236)
 Inventories                                            (422)    (344)
 Payables                                                711      748
 Other liabilities                                       332      178
                                                     -------- --------

Cash provided by operating activity                      625      297

Investing and other activity

Property, plant and equipment                           (136)    (184)
Acquisitions, net of cash acquired                      (147)    (432)
Investments and acquisitions of interests in
 associated entities                                  (3,179)    (357)
Other investments                                        (49)     (48)
Repayment of loans by associate                            -       96
Proceeds from sale of non-current assets                 387       54
                                                     -------- --------

Cash used in investing activity                       (3,124)    (871)

Financing activity

Issuance of debt                                         359        -
Repayment of debt and exchangeable securities           (479)  (1,100)
Decrease in cash on deposit                              157        -
Issuance of shares                                       529    1,220
Dividends paid                                           (97)     (75)
Leasing and other finance costs                            -       (1)
                                                     -------- --------

Cash provided by financing activity                      469       44
                                                     -------- --------

Net decrease in cash                                  (2,030)    (530)
Opening cash balance                                   4,477    3,574
Exchange movement on opening balance                      51       32
                                                     -------- --------

Closing cash balance                                 $ 2,498  $ 3,076
                                                     ======== ========


Note 1 - SEGMENT DATA                 3 Months Ended   6 Months Ended
                                       December 31,     December 31,
BY GEOGRAPHIC AREAS                     2003    2002     2003    2002
                                      ------- ------- -------- -------
                                       US $ Millions   US $ Millions
Revenues

United States                         $3,937  $3,670  $ 7,248  $6,559
Europe                                 1,155     641    2,083   1,231
Australasia                              496     370      906     704
                                      ------- ------- -------- -------
                                      $5,588  $4,681  $10,237  $8,494
                                      ======= ======= ======== =======

Operating Income

United States                         $  635  $  584  $ 1,325  $1,052
Europe                                    18      83       (7)    139
Australasia                              107      62      161      86
                                      ------- ------- -------- -------
                                      $  760  $  729  $ 1,479  $1,277
                                      ======= ======= ======== =======

BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                  $1,377  $1,335  $ 2,625  $2,217
Television                             1,555   1,443    2,566   2,467
Cable Network Programming                597     502    1,224   1,056
Direct Broadcast Satellite
 Television*                             421       -      685       -
Magazines and Inserts                    229     215      451     409
Newspapers                               858     672    1,597   1,279
Book Publishing                          341     326      688     673
Other                                    210     188      401     393
                                      ------- ------- -------- -------
                                      $5,588  $4,681  $10,237  $8,494
                                      ======= ======= ======== =======

Operating Income

Filmed Entertainment                  $  253  $  255  $   581  $  355
Television                               168     165      347     353
Cable Network Programming                187     121      320     239
Direct Broadcast Satellite
 Television*                            (106)      -     (223)      -
Magazines and Inserts                     63      59      121     110
Newspapers                               170     102      272     159
Book Publishing                           57      48      116     106
Other                                    (32)    (21)     (55)    (45)
                                      ------- ------- -------- -------
                                      $  760  $  729  $ 1,479  $1,277
                                      ======= ======= ======== =======

* New segment reflecting the results of SKY Italia, consolidated as of May 1, 2003.


   Note 2 - SUPPLEMENTAL FINANCIAL DATA

   The Company considers net profit before other items to be an important indicator of the Company's operating performance on a consolidated basis. Net profit before other items, defined as net profit attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company's financial performance for the year. Net profit before other items should be considered in addition to, not as a substitute for the Company's operating income, net profit attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company's financial performance.
   The following table reconciles certain components of net profit attributable to members of the parent entity as presented earlier in this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 "Statement of Financial Performance."


                                             3 Months      6 Months
                                               Ended         Ended
                                           December 31,  December 31,
                                            2003   2002   2003   2002
                                           ------ ------ ------ ------
                                           US $ Millions US $ Millions

Total other items                          $ (49) $ (81) $ (13) $ (81)
Reclassification of other items -
 associated
entities                                      17     67     17     67
Reclassification of income tax and net
 profit
   attributable to outside equity interest   (33)   (12)    (8)   (12)
                                           ------ ------ ------ ------
Other items before income tax, net         $ (65) $ (26) $  (4) $ (26)
                                           ====== ====== ====== ======


Associated entities before other items
                                           $  49  $ (39) $ 106  $(135)
Reclassification of other items -
 associated entities                         (17)   (67)   (17)   (67)
                                           ------ ------ ------ ------
Net profit (loss) from associated entities
                                           $  32  $(106) $  89  $(202)
                                           ====== ====== ====== ======


Income tax expense                         $(217) $(178) $(416) $(276)
Reclassification of income tax expense on
           other items                        23     12      1     12
                                           ------ ------ ------ ------
Net income tax expense                     $(194) $(166) $(415) $(264)
                                           ====== ====== ====== ======


Outside equity interest                    $ (53) $ (65) $(112) $(120)
Reclassification of outside equity
 interest on
    other items, net                          10      -      7      -
                                           ------ ------ ------ ------
Net profit attributable to outside equity
 interest                                  $ (43) $ (65) $(105) $(120)
                                           ====== ====== ====== ======



SUPPLEMENTAL FINANCIAL DATA (continued)
                                       3 Months Ended  6 Months Ended
                                        December 31,    December 31,
                                         2003    2002    2003    2002
                                       ------- ------- ------- -------
                                        US $ Millions   US $ Millions

Net profit before other items          $  410  $  320  $  796  $  482
Other items before income tax, net        (65)    (26)     (4)    (26)
Reclassification of income tax and net
 profit
   attributable to outside equity
    interest                               33      12       8      12
Reclassification of other items -
 associated    entities                   (17)    (67)    (17)    (67)
                                       ------- ------- ------- -------
Net profit attributable to members of
 the parent entity                     $  361  $  239  $  783  $  401
                                       ======= ======= ======= =======


Earnings per ADR on net profit before
 other items, net                      $ 0.30  $ 0.24  $ 0.60  $ 0.36
Earnings per ADR on other items before
 income tax, net                        (0.05)  (0.02)      -   (0.02)
Earnings per ADR on reclassification
 of income tax and net profit
 attributable to outside equity
 interest                                0.03    0.01       -    0.01
Earnings per ADR on reclassification
 of other items - associated entities   (0.01)  (0.05)  (0.01)  (0.05)
                                       ------- ------- ------- -------
Diluted earnings per ADR on net profit
 attributable to members of the parent
 entity                                $ 0.27  $ 0.18  $ 0.59  $ 0.30
                                       ======= ======= ======= =======